SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2009, incorporated by reference herein:

Exhibit

99.1   Release dated February 9, 2009, entitled “DEALING IN SECURITIES BY DIRECTORS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: February 10, 2009
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
(“DRDGOLD” or “the company”)

DEALING IN SECURITIES BY DIRECTORS

1. DRDGOLD announces that, in respect of the twelve-month allocation of DRDGOLD ordinary share options (“share options”) to employees in terms of the DRDGOLD (1996) Employee Share
Option Scheme (as amended) (“the Share Option Scheme”), a total of 4,560,000 share options were allocated to 58 senior members of staff on 20 October 2008.

2. In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, the
following information is disclosed regarding the acceptance of share options on 9 February 2009 by directors and officers of DRDGOLD and its major subsidiaries in terms of the Share Option
Scheme.

Name:
DJ Pretorius – Chief Executive Officer of DRDGOLD
Number of share options: 291,052
Strike price: R 3.50

Name:
CC Barnes - Chief Financial Officer of DRDGOLD
Number of share options: 213,845
Strike price: R3.50

Name:
TJ Gwebu – Company Secretary of DRDGOLD
Number of share options: 130,752
Strike price: R3.50

Name:
CM Symons - Director of Crown Gold Recoveries (Pty)
Limited
Number of share options: 221,543
Strike price: R3.50

Name:
M Burrell - Director of Blyvooruitzicht Gold Mining
Company Limited
Number of share options: 76,278

Strike price:
R3.50

Name:
C Russouw - Director of Blyvooruitzicht Gold Mining
Company Limited
Number of share options:
228,833
Strike price:
R3.50

Name:
AJ Hamman - Director of Crown Gold Recoveries (Pty)
Limited
Number of share options:
50,000
Strike price:
R3.50

Name:
HN Gouws - Director of Crown Gold Recoveries (Pty)
Limited
Number of share options:
156,916
Strike price:
R3.50

Name:
WSO O’Brien - Director of Blyvooruitzicht Gold Mining
Company Limited
Number of share options:
130,000
Strike price:
R3.50

3. The share options referred to in paragraphs 1 and 2 above represent direct, beneficial interests in
DRDGOLD ordinary shares and vest in the manner set out in the table below:

Vesting date                                      Percentage of share options which vest
20 April 2009
25%
20 October 2009
25%
20 October 2010
25%
20 October 2011
25%

The price as at the close of trade on Friday 6 February 2009 of DRDGOLD ordinary shares on the
JSE Limited was R7.64

In accordance with DRDGOLD’s corporate governance principles and in terms of paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance for the acceptance of the above allocations has been obtained from the Remuneration Committee of DRDGOLD.

Randburg
9 February 2009
Sponsor
QuestCo Sponsors (Pty) Limited